eXHIBIT 99.1

Psyence BioMed Announces Results of Annual and Special Meeting of Shareholders

NEW YORK – February 13, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced the voting results from its Annual and Special Meeting of Shareholders (the “Meeting”), held at 9:00 a.m. Eastern Time on February 12, 2026. Shareholders voted in favour of all matters of business presented at the Meeting, including the election of directors, the appointment of auditors and the approval of share consolidation authority for the board of directors (the “Board”).

All director nominees listed in the Company’s management information circular dated January 2, 2026 were duly elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Shareholders approved the appointment of MNP LLP as the Company’s auditors for the ensuing year and authorized the Board to fix the auditors’ remuneration. Shareholders further approved a special resolution authorizing the Board, in its sole discretion, to implement one or more consolidations of the Company’s issued and outstanding common shares, at a ratio of up to 250:1, with such consolidation(s) to be implemented, if at all, at a time and ratio to be determined by the Board.

The Company will provide additional disclosure if and when the Board determines to implement any share consolidation, including the final consolidation ratio and effective date, subject to applicable regulatory and exchange approvals.

Further details regarding the matters voted on at the Meeting are set out in the Company’s management information circular, which is available under the Company’s profile on EDGAR.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the discretion of the Board to implement a share consolidation of the Company’s issued and outstanding common shares. These statements are based on current assumptions and expectations, including assumptions regarding the Company’s ability to maintain compliance with Nasdaq’s continued listing standards. These assumptions may prove incorrect. There can be no assurance as to when a share consolidation will be implemented, if at all. There are numerous risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (ii) potential volatility in the Company’s share price following the results of the Meeting; (iii) changes in the regulatory, competitive, and economic landscape; and (iv) risks associated with the Company’s development plans and clinical trials. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.